

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2020

Jing Ju
Chief Executive Officer
Chindata Group Holdings Ltd.
No. 47 Laiguangying East Road
Chaoyang District, Beijing, 100012
The People's Republic of China

> **Re: Chindata Group Holdings Ltd.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted July 6, 2020**
> **CIK No. 0001807192**

Dear Mr. Ju:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 8, 2020.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary
Our Business, page 1

1. You indicate in your response to prior comment 1 that Microsoft does not account for more than 10% of total revenue for 2019; however, you continue to prominently disclose them as one of your customers with Bytedance. Please disclose the amount of revenue generated from Microsoft or otherwise explain why they are a significant customer to give context to the importance of such relationship.

Summary Consolidated Financial Data, page 12

2.   We note your discussion of one-time share-based compensation expense and consulting agreements termination expense that will be recognized upon completion of this offering. Please include a footnote to this table with a quantified discussion of such amounts and how this might impact your results of operations immediately following this offering. Similar revisions should be made to the Selected Consolidated Financial Data table.

Selected Consolidated Financial Data
Non-GAAP, page 86

3.   You state that the adjustment for depreciation and amortization in your non-GAAP measure of adjusted EBITDA is before any deduction of government grants. Please tell us the amount of such deduction for each period presented and to how you considered whether such adjustment creates a tailored accounting principle. Refer to Question 100.04 of the non-GAAP C&DIs. In addition, explain further why you exclude "operating lease cost relating to prepaid land use," which appear to be a normal cash operating expense necessary to operate your business. Refer to Question 100.01 of the non-GAAP C&DIs.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 91

4.   We note your response to prior comment 14. In an effort to add context to your focus on growing your hyperscale data business, please tell us and revise to disclose the total revenue from hyperscale data centers and retail data centers for each period presented including the historical amounts generated from Chindata Xiamen prior to the acquisition.

Business
Our Clients and Client Ecosystem Development, page 139

5.   We note your additional disclosure in response to prior comment 15. Given the significance of the relationship with ByteDance, please further revise to state when the current contract(s) expire, how long the renewal periods are, as well as whether or not either party has early terminated any contracts to date.

Notes to Consolidated Financial Statements
Note 2 Summary of Significant Accounting Policies
Revenue Recognition, page F-24

6.   Your revised disclosure in response to prior comment 23 indicates that the fixed consideration is included in the transaction price for the entire contract and such consideration relates to contractual minimums. Please further revise to clarify how revenue related to the fixed consideration is recognized over the contract period, (e.g. on a straight-line or other basis). Also, tell us whether and how frequently contractual minimums are not met, particularly in the beginning of your contracts when you note the

server hosting is not at optimal capacity. If minimums are not met during the contractual period, explain how that is considered in recognizing revenue.

7.   We note your added disclosure in response to prior comment 26 regarding the RMB7,330,822,000 (US$1,053,007,000) aggregate amount of transaction price allocated to (unsatisfied or partially unsatisfied) performance obligations as of December 31, 2019. Please further revise to clarify whether or not this includes your estimate of variable consideration. Also, you indicate that this amount will be recognized over the next eight to nine years. Please provide further explanation of when, within this time period, you expect to recognize this as revenue. We refer you to ASC 606-10-50-13b.

<u>Unaudited Pro Forma Shareholders' Equity, page F-28</u>

8.   We note your revised disclosure in response to prior comment 26. Please further revise to separately state the amount of expense for the one-time share-based compensation expense and the one-time consulting agreements termination expense. Similar changes should be made to your capitalization table disclosures.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: David Zhang, Esq.